SHEA HOMES LIMITED PARTNERSHIP

SHEA HOMES FUNDING CORP.

655 Brea Canyon Road

Walnut, California 91789

January 23, 2012

Via EDGAR and Hand Delivery

Ms. Pamela Long

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

Re:	Shea Homes Limited Partnership and Shea Homes Funding Corp.

Amendment No. 1 to Registration Statement on Form S-4

Amended December 22, 2011, File No. 333-177328

Dear Ms. Long:

On behalf of Shea Homes Limited Partnership (“SHLP”) and Shea Homes Funding Corp. (together with SHLP and its subsidiaries, the “Companies,” “we,” “our” or “us”), this letter responds to your letter, dated January 9, 2012 (the “Comment Letter”), regarding the above-referenced Amendment No. 1 to Registration Statement on Form S-4 (the “Registration Statement”), filed on December 22, 2011. Each response of the Companies is set forth in ordinary type beneath the corresponding comment of the Staff of the Division of Corporation Finance (the “Staff”) from the Comment Letter appearing in bold type. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter. The page references in our responses are to the revised prospectus included in Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which is being filed today by electronic submission. We have included with this letter a marked copy of Amendment No. 2 for your convenience.

General

1.	Please include Tandy language in your next response letter.

We have included Tandy language in the concluding paragraphs to this letter.

Ms. Pamela Long

Securities and Exchange Commission

January 23, 2012

Market Industry Data and Forecasts, page iii

2.	We note your response to comment two of our letter dated November 10, 2011. We reissue part of this comment. Because investors are entitled to rely on the information you provide in the prospectus, please remove the statement that there can be no assurance as to the accuracy or completeness of the information.

The language on page iii of Amendment No. 2 has been modified as requested.

Prospectus Summary, page 1

3.	We note your response to comment three of our letter dated November 10, 2011. Please disclose the manner in which you are measuring the assertion that you are one of the largest private homebuilders in the United States.

We have added to page 1 of Amendment No. 2 language clarifying that our assertion that we are one of the largest private homebuilders in the United States has been based upon a ranking of homebuilders based on number of closings published by Builder magazine in its “2010 Builder 100” list.

4.	We note your response to comment four of our letter dated November 10, 2011. Please revise your disclosure to address the timing of realizing potential revenue from backlogs.

We have added to page 1 of Amendment No. 2 language disclosing our expected timing for closings of home sales in our backlog at September 30, 2011.

5.	We note your response to comment six of our letter dated November 10, 2011. Please also discuss the fact that you have a significant number and amount of contingent liabilities and their impact on your liquidity.

We have added disclosure to page 1 of Amendment No. 2 language noting that we have a significant number and amount of contingent liabilities and the fact that those contingent liabilities could have a material adverse effect on our liquidity, financial condition, and results of operations if they are required to be satisfied by us.

Liquidity and Capital Resources, page 72

6.	We note that you have realized negative operating cash flows in recent periods. Please revise to further discuss how and why you expect your cash from operations to be sufficient to provide for your short-term liquidity needs.

As stated on page 74 in “Cash from Operating Activities,” our negative operating cash flow in 2010 was due to a non-recurring $86.2 million payment of premiums to third-party insurance companies pursuant to a series of transactions in December 2009 whereby, through our wholly-owned insurance company, workers’ compensation, general liability and certain completed operations risks were novated or reinsured. Absent these transactions, our operating cash flow in 2010 was positive. In the future, we do not expect this transaction to reoccur.

Ms. Pamela Long

Securities and Exchange Commission

January 23, 2012

Notwithstanding, on page 73 of Amendment No. 2, we have amended the narrative under “Liquidity and Capital Resources” to further explain how and why we expect our cash flow from operations to be sufficient to provide for our short-term liquidity needs, primarily through adherence to operational and financial guidelines and criteria.

7.	We note your disclosure on page 20 that the owners of SHLP could incur an additional tax liability of up to $101 million and SHLP would be required to make a distribution to its owners to pay a portion of the tax liability. Please revise to disclose the amount of the distribution SHLP may be required to make and how such potential distribution may be funded. In this regard, please discuss the impact of the covenants of the Secured Notes, the limitation of your ability to take on additional indebtedness and the impact of your current actual consolidated fixed charge coverage ratio.

We have added disclosure beginning on page 73 of Amendment No. 2 to provide the requested information.

Critical Accounting Policies, page 80

Inventory, page 80

8.	We note your response to comment 18 of our letter dated November 10, 2011. We continue to believe it is important for a reader to more fully understand your expectations regarding current and future market conditions as they relate to the recoverability of your inventory assets. Therefore, we again ask that you revise your disclosure to discuss your expected delivery timeframes by segment.

We have added disclosure on page 72 of Amendment No. 2 to provide the requested information.

Executive Compensation, page 98

9.	Please disclose your executive compensation for the year 2011, as well as 2010. Even though information with respect to fiscal years prior to the last completed fiscal year will not be required if a registrant was not a reporting company, a registrant will be required to provide information for any such year if that information previously was required to be provided in response to a Commission filing requirement. Please refer to Instruction 1 to Item 402(c) of Regulation S-K.

We have added 2011 compensation information to Amendment No. 2 as requested.

Ms. Pamela Long

Securities and Exchange Commission

January 23, 2012

Certain Relationships and Related Party Transactions, page 104

10.	Please file the agreements governing your operating and administrative services as exhibits.

We have filed as Exhibit 10.5 to Amendment No. 2 our Services Agreement with J.F. Shea Co., Inc., pursuant to which J.F. Shea Co., Inc. provides us with administrative and other services as described under “Certain Relationships and Related Party Transactions” in Amendment No. 2. We have also filed as Exhibit 10.6 to Amendment No. 2 our Services Agreement with J.F. Shea Construction Management, Inc., pursuant to which J.F. Shea Construction Management, Inc. provides us with general contractor services as described under “Certain Relationships and Related Party Transactions” in Amendment No. 2.

Summary Compensation Table, page 100

11.	We note your response to comment 19 of our letter dated November 10, 2011. Please revise to discuss the reasons for awarding the named executive officers a discretionary cash bonus, including any specific company and personal objectives at the company and business unit level. Please disclose the actual results and how these were weighted to determine the amount of cash bonus to pay each of your named executive officers. Please refer to Item 402(b)(1)(v) and 402(b)(2)(v)-(vii) of Regulation S-K.

We have amended the disclosure under “Cash Bonuses” on page 99 of Amendment No. 2 to clarify that the board of directors of our ultimate general partner does not assign any specific targets or weighting to the performance factors that it considers in determining the amount of cash bonuses to be paid to our named executive officers. We have also added disclosure to that section to clarify that notwithstanding our pre-tax loss in 2010, the directors elected to exercise their discretion and pay annual cash bonuses to all of our named executive officers. The directors view these 2010 cash bonuses as a retention tool and believe that the amounts paid were appropriate in light of the fact that the cumulative expertise and experience of our named executive officers are valuable assets of the Companies that cannot easily be replaced.

Note 13. Related Party Transactions, page F-24

12.	We note your response to comment 27 of our letter dated November 10, 2011. Please also revise your disclosure on page 24 to clarify your current assessment of the collectability of the note receivable from JFSCI.

We have revised the disclosure on page 24 of Amendment No. 2 to provide the requested information.

Ms. Pamela Long

Securities and Exchange Commission

January 23, 2012

Note 15. Income Taxes, page F-70;

13.	We note your response to comment 33 of our letter dated November 10, 2011. Please revise to clarify why your petition is in the preliminary stage given that it was filed in 2009. Please discuss your expected timing regarding the petition. In addition, please discuss the potential amounts you may be required to pay the Partners due to the equity distribution agreement and your current assessment regarding the likelihood of making such payments.

We have added disclosure in Note 14 on page F-27 and Note 15 on page F-72 of Amendment No. 2 to clarify our expectations regarding the timing of our pending petition before the United States Tax Court regarding our use of the completed contract method of accounting (“CCM”) and our current assessment regarding the likelihood that this matter will be resolved in a manner unfavorable to us.

As further described in Note 14 on page F-27 and Note 15 on page F-72 of Amendment No. 2, our position with respect to the use of CCM is not considered an uncertain tax position in accordance with ASC 740 and no liability for related taxes or interest have been recorded for SHI and its subsidiaries. Furthermore, as a limited partnership, any income taxes, interest or penalties imposed on SHLP as a result of this matter would be the responsibility of SHLP’s partners and would not be reflected in the tax provision in SHLP’s consolidated financial statements. Though SHLP could be required to make a distribution to its partners pursuant to the Tax Distribution Agreement for their liability attributable to SHLP’s income taxes and interest as a result of the CCM matter, the timing and amount of any such distribution are uncertain. As a result, we have not disclosed in the notes to our consolidated financial statements the potential amounts we may be required to pay as a result of the CCM matter.

However, in connection with our response to your comment 7 above, we have added disclosure under “Liquidity and Capital Resources” on page 73 of Amendment No. 2 to provide more detail regarding the potential amounts we may be required to pay to (a) the IRS and applicable state taxing authorities and (b) to SHLP’s partners pursuant to the Tax Distribution Agreement as a result of the CCM matter.

Note 18. Contingencies and Commitments, page F-73

14.	We note your response to comment 34 of our letter dated November 10, 2011. Please revise to clarify, if true, that at this time your range of reasonably possible losses in excess of amounts accrued is not material.

We have revised the disclosure in Note 17 on page F-28 and Note 18 on page F-73 of Amendment No. 2 to clarify that as of the dates of the corresponding financial statements, the range of reasonably possible losses in excess of amounts accrued is not material.

Ms. Pamela Long

Securities and Exchange Commission

January 23, 2012

Note 20. Segment Information, page F-76

15.	We note your response to comment 35 of our letter dated November 10, 2011 and have the following additional comments:

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Please provide us with a more specific and comprehensive discussion of how you have considered the economic characteristics of the communities within your Mountain West/Other reportable segment in determining that aggregation was appropriate.

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Please tell us which communities are classified as “Other” and what consideration you have given to quantitative thresholds in determining that aggregation with the Mountain West communities was appropriate.

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Please provide us with copies of the reports provided to your chief operating decision maker at December 31, 2010 and the most recent subsequent period. These reports should reflect actual results and be at the lowest level of detail provided to the CODM.

Operations in the Mountain West/Other (MWO) reportable segment have similar economic characteristics as demonstrated by the house gross margin percentages for the nine months ended September 30, 2011 and the house gross margin percentage averages for 2008 through 2010. House gross margin excludes inventory impairment charges and land transactions which, due to size and inconsistency, severely distort operating results when comparing segment gross margins. Over time, we believe operations in our MWO reportable segment will likely achieve house gross margin percentages similar to the reportable segment results presented below, most notably for the nine months ended September 30, 2011.

	House GM %	House GM %	Revenue as a % of Consolidated Revenue	Revenue as a % of Consolidated Revenue
Segment	Nine Months Ended September 30, 2011	3 Year Average 2008-2010	Nine Months Ended September 30, 2011	3 Year Average 2008-2010
Mountain West/Other
Arizona	15.7%	16.7%	19.6%	24.1%
Colorado	15.6%	17.8%	14.7%	11.8%
Washington	15.7%	10.8%	3.5%	5.0%
Nevada	15.3%	20.3%	1.4%	0.1%
Florida	4.9%	5.3%	1.0%	0.9%

Total Mountain West/Other	15.4%	16.0%	40.2%	41.9%

For the nine months ended September 30, 2011, the total house gross margin percentage for the MWO reportable segment was 15.4%. Arizona and Colorado, the core operating segments in the MWO reportable segment, achieved house gross margin percentages of 15.7% and 15.6%, respectively, and the Washington, Nevada and Florida operating segments achieved house gross margin percentages of 15.7%, 15.3% and 4.9%, respectively. From 2008 through 2010, the average house gross margin percentage for the MWO reportable segment was 16.0%. The Arizona and Colorado operating segments achieved average house gross margin percentages of 16.7% and 17.8%, respectively, and the Washington, Nevada and Florida operating segments achieved average house gross margin percentages of 10.8%, 20.3% and 5.3%, respectively.

Ms. Pamela Long

Securities and Exchange Commission

January 23, 2012

The Florida and Nevada operating segments, which comprise the Other designation, began operations in 2007 and 2010, respectively, are the newest markets and are not material to the results of the MWO reportable segment, comprising for the nine months ended September 30, 2011, approximately 1.0% and 1.4% of total revenue, respectively. Furthermore, the house gross margin percentage in the Florida operating segment is dissimilar to the average of the MWO reportable segment due to continued depressed market conditions, price constraints and low demand. When demand increases and home prices stabilize, we expect the house gross margins in the Florida operating segment to become similar to the MWO reportable segment. In the Nevada operating segment, the 20.3% gross margin percentage in 2010, the first year of operations after our acquisition, reflected the market conditions as underwritten, however, in 2011, home price reductions in response to market deterioration and decreased demand resulted in a 15.3% gross margin percentage for the nine months ended September 30, 2011 which is similar to the MWO reportable segment average. Therefore, we believe separately disclosing the results of the Florida or Nevada operating segments will provide no meaningful additional information and no further benefit to the readers of our financial statements. Accordingly, we intend to continue to include our Florida and Nevada operating segments in the MWO reportable segment.

In summary, we believe the data provided herein quantitatively demonstrates the operations in the MWO reportable segment have similar economic characteristics. We expect house gross margins of our operations to remain similar to the segment average and expect the Florida operating segment to approach the average as the housing market improves. We will continue to analyze historical and expected house gross margins of our operations in accordance with ASC Topic 280, Segment Reporting.

Pursuant to your comment 15, our counsel has provided under separate cover, paper copies of reports provided to our chief operating decision maker at December 31, 2010 and September 30, 2011. We hereby respectfully request confidential treatment for these reports pursuant to Rule 83 of the Securities and Exchange Commission’s (the “Commission’s”) Rules of Practice. Pursuant to Rule 418 of the Securities Act, we have also requested this information be returned to the Companies promptly after the Staff’s review thereof. These reports include actual results of our operating segments and are at the lowest level of detail provided to the CODM. Based on similar economic characteristics (in particular, house gross margin) and the relevant aggregation criteria set forth in ASC Topic 280, we have aggregated our operating segments into three (3) reportable segments on the belief such reporting will be more meaningful to the readers of our financial statements and more useful for comparison to other homebuilders.

Ms. Pamela Long

Securities and Exchange Commission

January 23, 2012

Note 21. Supplemental Guarantor Information, page F-78

16.	We note your response to comment 37 of our letter dated November 10, 2011. Given that your Indenture agreement contains certain guarantee release provisions, the guarantees should not be described as “full and unconditional.” Please revise your disclosure and also include a discussion of the release provisions.

We have revised Amendment No. 2 to remove descriptions of the guarantees as “full and unconditional.” As discussed in our response to comment 37 of your letter dated November 10, 2011, we believe that the guarantees satisfy the requirements of Rule 3-10 of Regulation S-X notwithstanding the inclusion of these customary guarantee release provisions. This position is consistent with the guidance provided in Section 2510.5 of the Division of Corporation Finance Financial Reporting Manual.

A description of the guarantee release provisions has been included in the third paragraph under “The Guarantees” on page 123 of Amendment No. 2.

Exhibit 10.1

17.	Please file the exhibits and schedules to the Letter of Credit Facility.

We have filed our Letter of Credit Facility, including exhibits and schedules thereto, as Exhibit 10.1 to Amendment No. 2.

Exhibit 5.1

18.	Supplementally, please explain the appropriateness of the qualification in paragraph C.(iii) on page three of the opinion.

We have filed a revised opinion of Gibson, Dunn & Crutcher LLP that omits the noted qualification as Exhibit 5.1 to Amendment No. 2.

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The Companies hereby acknowledge that:

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should the Commission or the staff, acting pursuant to delegated authority, declare Amendment No. 2 effective, it does not foreclose the Commission from taking any action with respect to Amendment No. 2;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring Amendment No. 2 effective, does not relieve the Companies from their full responsibility for the adequacy and accuracy of the disclosure in Amendment No. 2; and

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the Companies may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Pamela Long

Securities and Exchange Commission

January 23, 2012

If you have any questions or comments or require further information with respect to the foregoing, please do not hesitate to call the undersigned at (720) 590-7137 or Andrew L. Fabens of Gibson, Dunn & Crutcher LLP at (212) 351-4034.

Sincerely,

/s/ Roberto F. Selva
Roberto F. Selva Chief Executive Officer

cc:	Andrew L. Fabens, Gibson, Dunn & Crutcher LLP